MANAGEMENT’S DISCUSSION AND ANALYSIS
The following is Management’s discussion and analysis (“MD&A”) of JED Oil Inc. (“JED”) for the three months ended March 31, 2006. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of JED Oil Inc. (“JED”) for the three months ended March 31, 2006 and 2005, other financial information included in this quarterly report and with the MD&A and the audited consolidated financial statements for the year ended December 31, 2005 and accompanying notes contained in the 2005 Annual Report. This MD&A was written as of May 6, 2006. All amounts are stated in United States dollars except where otherwise indicated.
CERTAIN FINANCIAL REPORTING MEASURES
The term “funds from operations” is defined as net income (loss) before non-cash operating items such as depletion, depreciation and accretion, deferred income taxes, stock-based compensation and foreign exchange gains or losses and excludes changes in non-cash working capital. The term “netback”, which is calculated as the average unit sales price, less royalties and production expenses, represents the cash margin for every barrel of oil equivalent sold. These terms do not have any standardized meaning prescribed by United States Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies.
It is management’s view, based on its communications with investors during events like conference calls, webcasts or road shows, that funds from operations is relevant to our investors and shareholders. Funds from operations is reconciled to GAAP earnings in a table included in this MD&A.
Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“BOE”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”). BOE’s may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
This interim report includes forward-looking statements. All statements other than statements of historical facts contained in this interim report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in our 2005 Annual Report on Form 20-F, our Annual Information Report and elsewhere in this interim report.
Other sections of this interim report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Incorporation and Commencement of Operations
JED Oil Inc. (“JED” or the “Company”) was incorporated under the laws of the Province of Alberta on September 3, 2003 and commenced oil and gas operations in the second quarter of 2004.
Overview
JED’s production for the first quarter 2006 averaged 1,250 barrels of oil equivalent per day (boe/d), including 587 barrels per day of medium and heavy oil and 3,978 thousand cubic feet per day of natural gas. This is up 114% from 585 boe/d in the same period in 2005.
Summarized Financial and Operational Data

	Three Months Ended Mar 31
	2006	2005	Change

Exit production rate (boe/d)	3,000	685	338%
Petroleum and natural gas revenues	$4,637,898	$1,739,565	167%
Average sales volumes (boe/d)	1,250	585	114%
Funds from operations	$1,478,430	$821,535	80%
Funds from operations per share, basic (1)	$0.10	$0.09	11%
Net income (loss)	($22,095)	$133,589	-117%
Net income (loss) per share, basic (1)	$0.00	$0.01	-100%
Average number of shares outstanding — basic (1)	14,677,563	14,268,113	3%
Average price for oil and natural gas liquids (US$/bbl)	$44.06	$32.94	34%
Average price for natural gas (US$/mcf )	$6.46	$5.66	14%
Operating costs per boe	$10.24	$3.31	209%
General and administrative expenses per boe (cash portion)	$7.01	$9.07	-23%

(1)	Per share information and average shares outstanding have been adjusted to reflect the 3-for-2 stock split that occurred on October 12, 2005. The 2005 three month period per share figures have been adjusted to reflect the 3-for-2 stock split that occurred in October, 2005.
Production Volumes

	Three Months Ended Mar 31
Average daily production	2006	2005	Change

Crude oil and natural gas liquids (bbls/d)	587	517	14%
Natural gas (mcf/d)	3,978	404	885%

Total (boe/d)	1,250	585	114%

JED’s 2005/2006 winter drilling program focused primarily on adding natural gas production from Western Canada and some oil production from JED’s North Dakota properties in the United States. Through the success of that program, JED was able to increase its oil and natural gas liquids production by 14% to 587 bbl/s in the first quarter of 2006 from 517 bbls/d for the same period in 2005.
Winter drilling success in Ferrier and Ricinus, Alberta resulted in increased natural gas production in the first quarter of 2006. Natural gas production increased 885% to 3,978 mcf/d for the three month period ended March 31, 2006 from 404 mcf/d for the same period in 2005.

	Three Months Ended Mar 31
Exit production	2006	2005	Change

Exit crude oil and liquids production (in bbl/day)	830	621	34%
Exit natural gas production (in mcf/day)	13,020	384	3,291%

Exit total production (in boe/day)	3,000	685	338%

Petroleum and Natural Gas Revenue

	Three Months Ended Mar 31
Revenue by Product	2006	2005	Change

Crude oil and natural gas liquids	$2,326,361	$1,533,860	52%
Natural gas	$2,311,537	$205,705	1,024%

Total petroleum and natural gas revenue	$4,637,898	$1,739,565	167%

For the three-months ended March 31, 2006, petroleum and natural gas revenues increased 167% to $4,637,898 from $1,739,565 for the same period in 2005. Oil revenue increased 52% from $1,533,860 in the first quarter of 2005 to $2,326,361 in the first quarter of 2006 mainly due to increased oil and natural gas liquids prices. Natural gas revenue increased 1,024% from $205,705 in the first quarter of 2005 to $2,311,537 in the first quarter of 2006. The increase in natural gas revenue is mainly attributed to higher production volumes for the quarter derived from the Ferrier and Ricinus areas as noted above.
For the remainder of 2006, management is planning to drill gas wells in Western Canada and oil and gas wells in the United States.
Commodity Pricing

	Three Months Ended Mar 31
Commodity Pricing Benchmarks	2006	2005	Change

West Texas Intermediate (US$/bbl)	$62.01	$55.40	12%
Exchange rate (1 $CDN = $US)	0.866	0.827	5%
West Texas Intermediate (CDN$/bbl)	$71.61	$67.01	7%
AECO monthly index (Cdn$/mcf)	$8.11	$8.04	1%

	Three Months Ended Mar 31
Average Prices received by JED	2006	2005	Change
Oil and Natural gas liquids (US$/bbl)	$44.06	$32.94	34%
Natural gas (US$/mcf )	$6.45	$5.66	14%
Total (US$/boe)	$41.23	$33.06	25%
JED currently does not have any financial derivative or fixed price contracts in place. All crude oil and natural gas volumes are being sold in the spot market.

Royalties

	Three Months Ended Mar 31
	2006	2005	Change

Royalties	$811,185	$391,081	107%
As a percentage of petroleum and natural gas revenue	17%	22%	-23%
Royalties per boe	$7.21	$7.43	-3%
Royalties include crown, freehold and gross overriding royalties paid to respective royalty owners based on production and sales of crude oil and natural gas. Royalties for the three month period ended March 31, 2006 were $811,185, an increase of 107% from $391,081 for the same period in 2005. The increase in royalties is primarily due to the increase in petroleum and natural gas revenue for the three month period ended March 31, 2006 as compared to the same period in 2005.
For the three month period ended March 31, 2006, royalties as a percentage of petroleum and natural gas revenues decreased 23% from 22% to 17%. The decrease is due to the fact that the Company did not accrue for Alberta Royalty Tax Credit (“ARTC”) for its three month period ended March 31, 2005.
Management anticipates that based on current commodity prices, the average royalty rates for the remainder of 2006 will increase to the 20% to 22% range as the Company’s annual ARTC limit of $500,000 will be reached before year end. Furthermore, new wells drilled in Ferrier and Desan carry a higher crown royalty burden of approximately 23% to 26%.
Production Expenses

	Three Months Ended Mar 31
	2006	2005	Change

Production expenses	$1,152,186	$174,096	562%
As a percentage of petroleum and natural gas revenue	25%	10%	150%
Production expenses per boe	$10.24	$3.31	209%
Production expenses increased 562% to $1,152,186 during the first quarter of 2006 compared to $174,196 during the same period in 2005. The increase in production expenses is partially attributed to increased production volumes in 2006 compared to the same period in 2005. In addition, 2005 fluid handling and gas processing fee adjustments billed to JED pertaining to the Sylvan Lake, Princess, and Ferrier areas were recorded in the three month period ended March 31, 2006. These adjustments had not been previously accrued for in 2005. In light of the above information, the March 31, 2005 operating expense of $3.31/boe was underaccrued for the quarter.
Management expects that production costs, on a per boe basis, will stabilize at the $8.00 — $9.00 per boe level for the remainder of 2006.
Depletion, Depreciation and Accretion

	Three Months Ended Mar 31
	2006	2005	Change

Depletion, depreciation and accretion expense	$2,354,553	$724,752	225%
As a percentage of petroleum and natural gas revenue	51%	42%	21%
Depletion, depreciation and accretion expense per boe	$20.93	$13.77	52%

The Company follows the full cost method of accounting for oil and gas operations. Accordingly, the cost of all successful and unsuccessful wells are added to the Company’s capital base and depleted at the rate of production over the remaining proved reserves as determined by independent reserve engineers or the Company’s internal engineers.
For the three months ended March 31, 2006, depletion and depreciation of property and equipment and the accretion of the asset retirement obligations (“DD&A”) increased by 225% to $2,354,553 from $724,752 for the same period in 2005. The increase is due to the increased production volumes and a higher depletable base as a result of the 2005/2006 winter drilling program. On a boe basis, DD&A for the first quarter of 2006 increased due to significantly increased drilling costs experienced in the fourth quarter of 2005 and the first quarter of 2006. Most of the capital expenditures incurred in the first quarter of 2006 was for the drill and completion of well locations previously classified as proven undeveloped reserves in 2005.
The oil and gas industry continues to experience higher drilling costs in light of record activity in the field. Thus, management is targeting to reduce depletion, depreciation and accretion per boe to remain stable or decrease slightly to the $15 to $18 per boe as efforts are made to grow its proven reserves and continuous operational efficiencies are sought over the course of 2006.
General and Administrative Expenses

	Three Months Ended Mar 31
	2006	2005	Change

General and administrative expenses — cash portion (net)	$718,209	$476,838	51%
Stock-based compensation (non-cash)	$214,922	$118,390	82%
As a percentage of petroleum and natural gas revenue - cash portion	15%	27%	-44%
General and administrative expenses per boe — cash portion	$6.38	$9.07	-30%
For the three month period ended March 31, 2006, general and administrative (“G&A”) expenses, net of capitalized G&A, increased 51% to $718,209 from $476,838 for the same period in 2005. The increase in G&A for the three month period is mainly attributable to the increased staff levels required for the extensive 2005 drilling program, as well as, the increased production of the Company throughout 2005 and the first quarter of 2006.
For the three month period ended March 31, 2006, stock based compensation expense relating to the Company’s stock option plan was $214,922 compared with $118,390 for the same period last year. The increase is due to stock options being granted to new staff hired throughout 2005. The fair value of the option grants are amortized on a straight line basis over the vesting period of the option.
Management continues to optimize the use of human capital through the effective utilization of technology solutions.
Interest Expense
On March 9, 2006, JED entered into a C$20,000,000 (US$17,100,000) Revolving Loan Facility with a Canadian commercial lending institution. The facility bears interest at Canadian prime lending rate plus 0.25% and is repayable on demand. At March 31, 2006, the Company had drawn C$13,320,000 (US $11,413,882) from the facility.
The Company issued $20,000,000 Convertible Subordinated Note Agreement on August 3, 2005 that bears interest at a rate of 10% per annum.
JED incurred $542,821 in interest expense for the three month period ended March 31, 2006. The Company had no debt at March 31, 2005 and thus, no interest expense was recorded for the same three month period in 2005.

Foreign Exchange Gain (loss)
Foreign exchange loss for the three month period ended March 31, 2006 was $45,709 as compared to a gain of $155,196 for the same period in 2005. As a result of carrying the above mentioned Convertible Subordinated Note, the Company is a net debtor in US currency. Thus, the Company records a foreign exchange gain when the Canadian dollar strengthens against the US dollar. At March 31, 2006, the Canadian dollar remained virtually unchanged in relation to the US dollar at an exchange rate of C$1.167: US$1.
Income Taxes
For the three month period ended March 31, 2006, JED recorded a deferred income tax recovery of $1,114,659. Prior to the current quarter, JED had applied a valuation allowance against all deferred tax assets. With the recent increased production and cashflow from operations, management believes that it is more likely than not that its non-capital losses and certain other deductions will be fully utilized and thus a deferred tax asset has been recorded for the three month period ended March 31, 2006.
Net Income

	Three Months Ended Mar 31
	2006	2005	Change

Net income (loss)	($22,095)	$133,589	-117%
Net income (loss) as a percentage of total revenue	0%	7%	-100%
Net income (loss) on a per boe basis	($0.20)	$2.54	-108%
Net income (loss) per share – basic (1)	$0.00	$0.01	-100%
Net income (loss) per share – diluted (1)	$0.00	$0.01	-100%
Weighted average shares outstanding – basic (1)	14,677,563	14,268,113	3%
Weighted average shares outstanding – diluted (1)	15,333,414	14,674,760	4%

(1)	Per share information and average shares outstanding have been adjusted to reflect the 3-for-2 stock split that occurred on October 12, 2005. The 2005 three month period per share figures have been adjusted to reflect the 3-for-2 stock split that occurred in October, 2005.
Net loss for the quarter ended March 31, 2006 was $22,095 compared to a net income of $133,589 for the same period in 2005. The decrease in earnings is due to higher operating and depletion expense and the incurrence of interest expense on the Company’s debt facilities.
Net income per basic and diluted share was $0.00 for the first quarter of 2006 compared with a net income per share of $0.01 for both basic and diluted in the same period in 2005.
For the three month period ended March 31, 2006, the weighted average number of shares outstanding increased 3% to 14,677,563 shares from 14,268,113 shares for the same period in 2005.
Funds From Operations
It is management’s view that funds from operations is a very useful measure of performance. Funds from operations is a good benchmark when comparing results from year to year or quarter to quarter because it excludes one-time non-cash and non-recurring events that may otherwise distort the financial results. Funds from operations is a non-GAAP measure, reconciled with GAAP net earnings in the table below:

	Three Months Ended Mar 31
	2006	2005	Change

Net income (loss)	($22,095)	$133,589	-117%
Add back (subtract) non-cash items:
Depletion, depreciation and accretion	$2,354,553	$724,752	225%
Foreign exchange (gain) loss	$45,709	($155,196)	-129%
Stock-based compensation	$214,922	$118,390	82%
Deferred tax recovery	(1,114,659)	—	N/A

Funds from operations	$1,478,430	$821,535	80%
As a percentage of total revenue	32%	44%	-27%
Funds from operations per boe	$13.14	$15.61	-16%

Per share information
Funds from operations per share – basic	$0.10	$0.09	11%
Funds from operations per share – diluted	$0.10	$0.06	67%
Weighted average shares outstanding – basic (1)	14,677,563	14,268,113	3%
Weighted average shares outstanding – diluted (1)	15,333,414	14,674,760	4%

(1)	Per share information and average shares outstanding have been adjusted to reflect the 3-for-2 stock split that occurred on October 12, 2005. 2004 comparative numbers have been adjusted to reflect the stock split as if it had occurred from the date of incorporation.
Funds from operations increased 80% to $1,478,430 for the first quarter of 2006 compared to $821,535 during the same period in 2005. The increase is primarily due to increased natural gas production volumes and higher oil prices in the first three months of 2006 as compared to the same period in 2005. The increase is somewhat offset by higher production costs in the first quarter of 2006.
Capital Expenditures

	Three Months Ended Mar 31
	2006	2005	Change

Capital Expenditures
Drilling and completions	$26,376,821	$4,978,348	430%
Facilities and equipment	$3,728,304	2,313,087	61%
Corporate	$41,032	$21,806	88%

Total	$30,146,157	$7,313,241	312%

Cash capital expenditures for the quarter ended March 31, 2006 were $30,146,157 compared to $7,313,241 for the same period in 2005.
During the first quarter of 2006, the Company drilled 14 gross wells (9.3 net) with an overall success rate of 93%. JED drilled 6 gross wells (3.8 net) with 100% success at Ferrier, Alberta, 6 gross wells (4.2 net) with 83% success at Desan, BC, and drilled 2 gross wells (1.3 net) with 100% success in North Dakota.

Liquidity and Capital Resources
On March 9, 2006, JED entered into a C$20,000,000 (US$17,100,000) Revolving Loan Facility with a Canadian commercial lending institution. The facility bears interest at Canadian prime lending rate plus 0.25% and is repayable on demand. At March 31, 2006, the Company had drawn C$13,320,000 (US $11,413,882) from the facility.
At March 31,2006, JED had a working capital deficit and had breached a debt covenant with regards to the Revolving Loan Facility. The Company has applied for a waiver with its lender. JED is planning to use funds from operations, proceeds from the sale of marginal properties, and funds raised through private placements to eliminate its current working capital deficit and to finance its 2006/2007 drilling program in Canada and the United States. JED anticipates completing a private placement in the second quarter of 2006 for gross proceeds in excess of $35,000,000.
On August 3, 2005, the Company closed a $20,000,000 Convertible Subordinated Note Agreement with a qualified limited partnership. The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on November 1, 2005 and has a term through February 1, 2008. The proceeds on the note were used to fund the 2005/2006 winter drilling program.
On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party whereas the Company advanced the party C$5,000,000 for the construction of drilling equipment. In return for the note, the Company will be provided five dedicated drilling rigs for a period of three years. The loan will be repaid to the Company through payment from a portion of the drilling rigs daily charges until paid in full. The note is secured by a General Security Agreement over all assets of the third party, bears no interest and has no set repayment schedule. The drilling rigs are scheduled to be delivered to the Company at various dates in late 2005 and 2006. The Company has received delivery on the first two rigs by March 31, 2006.
At May 6, 2006, JED had a total of 14,864,071 shares outstanding (December 31, 2005 – 14,630,256), 1,039,640 stock options outstanding (2005 – 1,291,251), 118,500 share purchase warrants outstanding (2005 – 156,000) and 1,000,000 (2005 – 1,000,000) shares reserved for issuance upon conversion of the Convertible Subordinated Note that closed on August 3, 2005. All share numbers are after the effectiveness of the 3-for-2 stock split which occurred in October 2005.
Related Parties
As at March 31, 2006, Enterra and JED are no longer related parties. Neither party have an equity interest in the other entity. Both parties have separate board of directors, management, and employees. As a result, the $3,737,951 receiving owed by Enterra to JED has been included in the Accounts Receivable balance as at March 31, 2006.
Commitments and Guarantees
The Company has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company. There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.
The Company has entered into five separate Standard Daywork Contracts with a drilling contractor who will supply the Company with five drilling rigs for a period of three years. The terms of each contract call for a minimum requirement of 250 operating days per year for a total of 750 operating days over the three-year term of each contract.

	2005	2006	2007	2008	2009

Estimated minimum lease payments	$556,507	$13,844,178	$15,625,000	$15,068,493	$1,780,822

Proposed Acquisition of JMG Exploration, Inc
On February 27, 2006, the Company and JMG Exploration, Inc. (“JMG”) announced they had signed a letter of intent for JED to acquire JMG. The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG. Completion of the proposed transaction is subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and JED. In addition, completion of the transaction is subject to receipt of all regulatory and stock exchange approvals in the United States and Canada and the approval of the shareholders of both JMG and JED. Should all conditions be met, the transaction is expected to close in June 2006.
ADDITIONAL INFORMATION
Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com. Information can also be obtained by contacting the Company at 2200, 500 – 4th Avenue S.W., Calgary, Alberta, Canada, T2P 2V6 or by email at jedinfo@jedoil.com. Information is also available on the Company’s website at www.jedoil.com.